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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE 13D

           Information to be included in statements filed pursuant to
                   Rule 13d-1(a) and amendments thereto filed
                            pursuant to Rule 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5 )*

                        USP Real Estate Investment Trust
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                                (Name of Issuer)

                          Shares of Beneficial Interest
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                         (Title of Class of Securities)

                                   903370-10-4
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                                 (CUSIP Number)

Marc C. Krantz, Kohrman Jackson & Krantz P.L.L., 1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 11, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                             13D
CUSIP NO. 903370-10-4                                          PAGE 2 OF 6 PAGES

1          NAME OF REPORTING PERSON
           I.R.S.  IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           TURKEY VULTURE FUND XIII, LTD.
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2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                           (a) [_]

                                                                                       (b) [_]
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3          SEC USE ONLY


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4          SOURCE OF FUNDS*

           WC
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                                           [_]

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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           OHIO
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              NUMBER OF                   7     SOLE VOTING POWER

               SHARES                           408,381
                                      --------------------------------------------------------
            BENEFICIALLY                  8     SHARED VOTING POWER

              OWNED BY                         -0-
                                      --------------------------------------------------------
                EACH                     9     SOLE DISPOSITIVE POWER

              REPORTING                        408,381
                                      --------------------------------------------------------
               PERSON                   10     SHARED DISPOSITIVE POWER

                WITH                           -0-
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   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           408,381

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   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                                         [_]

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   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           10.5%
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   14      TYPE OF REPORTING PERSON*
           OO
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




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CUSIP No. 903370-10-4

         This Amendment No. 5 to Schedule 13D Statement is filed on behalf of Turkey Vulture Fund XIII, Ltd., an Ohio limited liability company (the "Fund") for the purpose of reporting acquisitions by the Fund of shares of beneficial interest, $1.00 par value per share (the "Shares"), of USP Real Estate Investment Trust, an Iowa trust ("USP").


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 of Schedule 13D is hereby amended and supplemented as follows:

         The Shares reported herein as having been acquired by the Fund were acquired for the aggregate purchase price of approximately $207,100 with working capital of the Fund.


Item 4.  Purpose of the Transaction.
         ---------------------------

         Item 4 is hereby amended and supplemented as follows:

         Mr. Osborne intends to seek a more active role in USP. Mr. Osborne may contact other shareholders to discuss matters of mutual interest regarding the operations, business strategies and performance of USP, and he may seek a meeting with the management of USP to discuss similar matters. At this time, Mr. Osborne has no plans or proposals relating to a change in the operations or business strategies of USP, but would consider proposing changes after discussions with other shareholders and management of USP.

         For purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the purchases of Shares reported herein bring the beneficial ownership of Shares by the Fund to more than 10% of the outstanding Shares. The Fund is aware that, because USP is a real estate investment trust (a "REIT"), the Internal Revenue Code of 1986, as amended (the "Code"), may govern the acquisition of additional Shares by the Fund. In particular, the Code provides that to qualify as a REIT an entity must (1) throughout each taxable year have at least 100 shareholders and (2) during the last half of each taxable year have not more than 50% in value of the outstanding shares of the entity owned, directly or indirectly, by five or fewer individuals. The Fund is also aware that Section 2.6 of the Amended and Restated Declaration of Trust of USP, as amended (the "Declaration of Trust"), purports to provide the Trustees of USP with the power to prevent any transfer that would result, under the applicable Federal laws and regulations, in a person or persons owning more than 10% of the beneficial interest in USP, or in 5 or less persons acquiring more than 50% of the beneficial interest in USP.




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CUSIP No. 903370-10-4


         Because the Fund is a "pass-thru" vehicle for purposes of Section 544 and Section 856(h) of the Code, the Fund believes that its ownership of Shares should be ignored for purposes of the Code's REIT requirements, and that Mr. Osborne, as sole Manager of the Fund, is deemed to own the amount of Shares that is equal to Mr. Osborne's percentage interest in the Fund multiplied by the number of Shares owned by the Fund. Because Mr. Osborne's current percentage interest in the Fund is approximately 59%, Mr. Osborne is deemed to own approximately 241,210 Shares (59% multiplied by the 408,381 Shares owned by the Fund), or approximately 6.2% of the outstanding Shares. Therefore, the Fund and Mr. Osborne believe that the purchases of Shares reported herein comply with the Code's REIT requirements and the terms of Section 2.6 of the Declaration of Trust. The Fund and Mr. Osborne retain the right to challenge the legality of
Section 2.6 of the Declaration of Trust in the event the Trustees of USP take a different view. In the event that the Fund determines to make additional purchases of the Shares, it will continue to review the REIT requirements of the Code to insure that the REIT status of USP is not jeopardized.

         Depending on market conditions, developments with respect to USP's business, any discussions among Mr. Osborne and other shareholders or management, and other factors, the Fund and Mr. Osborne reserve the right to acquire additional Shares. As noted in the original Schedule 13D filed by the Fund and Mr. Osborne on June 27, 1997 with respect to USP, the Fund and Mr. Osborne reserve the right to modify their plans and proposals described in this
Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in
Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         Item 5 of Schedule 13D is hereby amended and supplemented as follows:

         (a) According to the most recently available filing with the Securities and Exchange Commission by USP, there are 3,880,000 Shares outstanding.

         For purposes of Section 13(d) of the Exchange Act, the Fund beneficially owns 408,381 Shares, or approximately 10.5%, of the outstanding Shares. As sole Manager of the Fund, Mr. Osborne may be deemed for purposes of
Section 13(d) of the Exchange Act to beneficially own all the Shares owned by the Fund.

         (b) Mr. Osborne, as sole Manager of the Fund, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, any Shares owned by the Fund.




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CUSIP NO. 903370-10-4

         (c) Since the filing of Amendment No. 4 to the Schedule 13D Statement filed on April 24, 1998, the Fund has purchased 44,700 Shares in open market transactions as set forth below:

                                                                    Approximate Per Share Price
                 Date                 Number of Shares            (Excluding Commissions)
            ---------------           ----------------            -----------------------

              May 4, 1998                     5,000                       $4.55
              May 5, 1998                     6,100                       $4.50
              May 18, 1998                   10,000                       $4.59
              May 20, 1998                    5,000                       $4.75
              May 27, 1998                    3,600                       $4.69
              June 9, 1998                    7,500                       $4.69
              June 11, 1998                   7,500                       $4.69

         (d)      Not Applicable.

         (e)      Not Applicable.





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CUSIP No. 903370-10-4

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 22, 1998                       TURKEY VULTURE FUND XIII, LTD.



                                            By: /s/ Richard M. Osborne
                                              ----------------------------------
                                                 Richard M. Osborne, Manager














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